6 August 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sir

Nedcor
~~Nedbank Group~~ Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Group – 2007 interim results.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

Jackie Katzin
Assistant Group Secretary

cc ***Jonathan K Bender, Esq***

NEDBANK
GROUP

OFFICE OF THE GROUP SECRETARY

Head Office 135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000 South Africa

Tel +27 (0)11 294 9106 Fax +27 (0)11 295 9106 Website www.nedbankgroup.co.za

Nedbank Group Limited Reg No 1966/010630/06

dlw 8/9

NEDBANK GROUP

OLD MUTUAL GROUP

'The group's ROE of 21,2% for the six months is ahead of our full-year target of 20% and, together with the 32,2% growth in diluted headline earnings per share, highlights Nedbank's continuing momentum.

'Our challenge is to continue improving client service, enhancing our distribution network, managing through the credit cycle and staying lean in order to deliver superior growth.'

Tom Boardman *Chief Executive*

Headline earnings up
31,9% to R2 775 million

HEPS up
34,1% to 700 cents

Diluted HEPS up
32,2% to 673 cents

ROE increased
from 18,3% to 21,2%

Efficiency ratio improved
from 56,9% to 55,2%

Strong group capital
adequacy ratio of 12,4%

Interim dividend
per share up 48,3% to 310 cents

Reviewed financial results

for the six months ended 30 June 2007

These results and additional information are available on www.nedbankgroup.co.za

Consolidated income statement

for the period ended Rm	Reviewed June 2007	Reviewed June 2006	Audited December 2006
Interest and similar income	19 075	12 827	28 521
Interest expense and similar charges	12 507	7 798	17 558
Net interest income	6 568	5 029	10 963
Impairments charge on loans and advances	1 016	806	1 483
Income from lending activities	5 552	4 223	9 480
Non-interest revenue*	4 742	4 502	9 466
Operating income	10 294	8 735	18 946
Total expenses	6 238	5 427	11 886
Operating expenses*	6 157	5 361	11 740
BEE transaction expenses	81	66	146
Indirect taxation	133	155	345
Profit from operations before non-trading and capital items	3 923	3 153	6 717
Non-trading and capital items	21	255	124
Impairment of goodwill			(70)
Profit on sale of subsidiaries, investments and property and equipment	23	262	248
Net impairment of investments, property and equipment, and capitalised development costs	(2)	(7)	(54)
Profit from operations	3 944	3 408	6 841
Share of profits of associates and joint ventures	179	59	153
Profit before direct taxation	4 123	3 467	6 994
Total direct taxation	1 036	885	1 933
Direct taxation	1 038	852	1 907
Taxation on non-trading and capital items	(2)	33	26
Profit for the period	3 087	2 582	5 061
Attributable to:			
Profit attributable to equity holders of the parent	2 798	2 326	4 533
Profit attributable to minority interest – ordinary shareholders	160	146	309
– preference shareholders	129	110	219
Profit for the period	3 087	2 582	5 061
Basic earnings per share	705	577	1 135
Diluted earnings per share	678	562	1 099
Dividend declared per share	330	209	493
Dividend paid per share	284	185	394

* June 2006: Reclassification of transaction costs to non-interest revenue (NIR)

Expenses amounting to R89 million for the period, directly related to NIR, have been reclassified from operating expenses, consistent with industry practice, and have been included in NIR.

These expenses represent transaction costs directly attributable to the acquisition of trading investments recorded at fair value, which do not include transaction costs. The carrying amount of financial instruments, other than those at fair value through profit or loss, generally includes transaction costs. Consequently, transaction costs that would be included in the determination of the effective interest rate of the instruments and the interest attributable to these instruments have been disclosed within NIR.

Earnings reconciliation [1]

for the period ended Rm	Reviewed June 2007	Reviewed June 2006	Audited December 2006
Profit attributable to equity holders of the parent	2 798	2 326	4 533
Less: Non-trading and capital items	23	222	98
Impairment of goodwill			(70)
Profit on sale of subsidiaries, investments and property and equipment	23	262	248
Net impairment of investments, property and equipment, and capitalised development costs	(2)	(7)	(54)
Taxation on above items	2	(33)	(26)
Headline earnings	2 775	2 104	4 435

Consolidated balance sheet

at Rm	Reviewed June 2007	Reviewed June 2006	Audited December 2006
Assets			
Cash and cash equivalents	14 563	9 092	12 267
Other short-term securities	24 226	27 707	25 756
Derivative financial instruments	9 446	14 364	15 273
Government and other securities*	25 310	16 614	22 196
Loans and advances	335 348	273 398	308 563
Other assets	20 581	14 277	12 468
Clients' indebtedness for acceptances	2 666	1 646	2 577
Current taxation receivable	851	138	161
Investment securities	8 908	6 700	7 155
Non-current assets held for sale	559	150	480
Investments in associate companies and joint ventures	1 166	571	907
Deferred taxation asset	56	214	120
Investment property	167	146	158
Property and equipment	5 400	3 183	3 377
Long-term employee benefit assets	1 494	1 279	1 444
Computer software and capitalised development costs	1 260	1 268	1 266
Mandatory reserve deposits with central bank	7 736	6 049	7 039
Goodwill	3 703	3 750	3 685
Total assets	460 832	380 549	424 912
Total equity and liabilities			
Ordinary share capital	400	400	395
Ordinary share premium	10 406	10 231	9 727
Reserves	16 779	13 279	14 994
Total equity attributable to equity holders of the parent	27 583	23 910	25 116
Minority shareholders' equity attributable to			
– ordinary shareholders	1 458	1 058	1 202
– preference shareholders	3 431	3 070	3 070
Total equity	32 474	28 038	29 388
Derivative financial instruments	11 036	15 051	12 904
Amounts owed to depositors	358 640	280 633	324 685
Other liabilities*	36 806	38 843	37 647
Liabilities under acceptances	2 666	1 646	2 577
Current taxation liabilities	303	567	434
Other liabilities held for sale	467		417
Deferred taxation liabilities	1 998	879	1 649
Long-term employee benefit liabilities	1 231	1 129	1 215
Investment contract liabilities	5 703	4 547	5 278
Long-term debt instruments	11 028	9 216	8 518
Total liabilities	428 358	352 511	395 524
Total equity and liabilities	460 832	380 549	424 912
Guarantees on behalf of clients	18 533	12 798	15 250

* Certain bond positions were not set off in the June 2006 reporting period and have been restated for comparability purposes.

Contingency note

Historically a number of group companies entered into structured-finance transactions with third parties, using their tax losses. In the majority of these transactions the underlying third parties contractually agreed to accept the risk of any tax imposed by the South African Revenue Service (SARS), although the obligation to pay rested in the first instance with the group companies. It would only be in limited cases, for example where the credit quality of a client became doubtful or where the client specifically contracted out of the repricing of additional taxes, that the recovery from a client could be less than the liability arising on assessment, in which case provisions would be made.

SARS has recently assessed structures in a manner contrary to the way initially envisaged by the contracting parties and continues to examine other structures. As a result group companies are, or could be, obliged to pay additional amounts to SARS and recover these from clients under various applicable contractual arrangements.

Condensed consolidated statement of changes in equity

Rm	Total equity attributable to equity holders of the parent	Minority shareholders' equity attributable to preference shareholders	Minority shareholders' equity attributable to ordinary shareholders	Total equity
Balance at 31 December 2005	22 490	2 770	1 049	26 309
Net income recognised directly in equity	72	–	20	92
Foreign currency translation reserve movement	226		19	245
Available-for-sale reserve movement	(201)			(201)
Share-based payments reserve movement	46			46
Other movements	1		1	2
Profit for the period	2 326	110	146	2 582
Dividends to shareholders	(742)	(110)	(7)	(859)
Issues of shares net of expenses	427			427
Shares acquired by group entities	(563)			(563)
Shares issued/(repurchased) by subsidiary		300	(150)	150
Balance at 30 June 2006	23 910	3 070	1 058	28 038
Net income recognised directly in equity	328	–	(3)	325
Release of reserves previously not available	(105)			(105)
Foreign currency translation reserve movement	108		2	110
Available-for-sale reserve movement	91			91
Revaluation of owner-occupied property	77			77
Share-based payments reserve movement	179			179
Other movements	(22)		(5)	(27)
Profit for the period	2 207	109	163	2 479
Dividends to shareholders	(820)	(109)	(16)	(945)
Issues of shares net of expenses	448			448
Shares acquired by group entities	(957)			(957)
Balance at 31 December 2006	25 116	3 070	1 202	29 388
Net income recognised directly in equity	129	–	(20)	109
Release of reserves previously not available	(132)			(132)
Foreign currency translation reserve movement	50		(23)	27
Available-for-sale reserve movement	40			40
Share-based payments reserve movement	166			166
Other movements	(4)		3	(1)
Profit for the period	2 798	129	160	3 087
Ordinary minority shareholders' share of preference dividends paid		8	(8)	–
Dividends to shareholders	(1 142)	(135)	(28)	(1 305)
Issues of shares net of expenses	766	361		1 127
Shares acquired by group entities	(82)			(82)
Shares issued by subsidiary			150	150
Balance at 30 June 2007	27 585	3 431	1 458	32 474

Condensed consolidated cash flow statement

for the period ended Rm	Reviewed June 2007	Reviewed June 2006	Audited December 2006
Cash generated by operations	5 630	4 464	9 297
Change in funds for operating activities	(1 582)	(7 176)	(3 739)
Net cash generated from operating activities before taxation	4 048	(2 712)	5 558
Taxation paid	(1 400)	(213)	(953)
Cash flows from/(utilised by) operating activities	2 648	(2 925)	4 605
Cash flows (utilised by)/from investing activities	(1 572)	172	(1 057)
Cash flows from/(utilised by) financing activities	1 917	1 005	(1 131)
Net increase/(decrease) in cash and cash equivalents	2 993	(1 748)	2 417
Cash and cash equivalents at the beginning of the period*	19 306	16 889	16 889
Cash and cash equivalents at the end of the period*	22 299	15 141	19 306

* including mandatory reserve deposits with central bank

Condensed operational segmental reporting [1]

for the period ended	Reviewed June 2007 Rbn Total assets	Reviewed June 2006 Rbn Total assets	Audited December 2006 Rbn Total assets	Reviewed June 2007 Rm Operating income	Reviewed June 2006 Rm Operating income	Audited December 2006 Rm Operating income	Reviewed June 2007 Rm Headline earnings	Reviewed June 2006 Rm Headline earnings	Audited December 2006 Rm Headline earnings
Nedbank Corporate	187	149	175	4 233	3 505	7 596	1 541	1 198	2 515
Nedbank Capital	140	128	138	1 245	1 298	2 605	545	576	1 145
Nedbank Retail	142	108	125	4 782	3 975	8 591	956	711	1 463
Imperial Bank	34	26	30	541	427	932	107	80	193
Shared Services	6	7	8	44	47	286	29	(82)	(138)
Central Management	18	13	13	(421)	(437)	(858)	(304)	(380)	(743)
Eliminations	(75)	(50)	(64)	(138)	(80)	(203)			
Total	461	381	425	10 294	8 735	18 946	2 775	2 104	4 435

Segmental reporting comparative results have been restated for improved profitability measurement.

Condensed geographical segmental reporting [1]

for the period ended Rm	Reviewed June 2007 Operating income	Reviewed June 2006 Restated Operating income	Audited December 2006 Operating income	Reviewed June 2007 Headline earnings	Reviewed June 2006 Headline earnings	Audited December 2006 Headline earnings
South Africa	9 627	8 151	17 616	2 631	1 984	4 176
Business operations	9 627	8 151	17 616	2 839	2 157	4 516
BEE transaction costs				(79)	(63)	(121)
Income attributable to preference shareholders				(129)	(110)	(219)
Rest of Africa	288	281	657	50	41	76
Business operations	288	281	657	51	41	99
BEE transaction costs				(1)		(23)
Rest of world – business operations	379	303	675	94	79	183
Total	10 294	8 735	18 948	2 775	2 104	4 435

Registered office: Nedbank Group Limited, Nedbank Sandton
135 Rivonia Road, Sandown, 2196; PO Box 1144, Johannesburg, 2000

Transfer secretaries:
Computershare Investor Services 2004 (Pty) Limited, 70 Marshall Street, Johannesburg, 2001, South Africa
PO Box 61051, Marshalltown, 2107, South Africa

Transfer secretaries in Namibia:
Transfer Secretaries (Pty) Limited
Shop 8, Kaiserkrone Centre, Post Street Mall, Windhoek, Namibia; PO Box 2401, Windhoek, Namibia

Company Secretary: GS Nienaber ISIN: ZAE000004875

Reg No: 1966/010630/06 JSE share: NED NSX share code: NBK

Directors:
Dr RJ Khoza (Chairman), Prof MM Katz (Vice-chairman), ML Ndlovu (Vice-chairman), TA Boardman* (Chief Executive), CJW Ball**, MWT Brown* (Chief Financial Officer), TCP Chikane, BE Davison, N Dennis (British), MA Enus-Brey, Prof B de L Figaji, RM Head (British), JB Magwaza, ME Mkwanazi, CML Savage, GT Serobe, JH Sutcliffe (British)
* Executive ** Senior independent director

This announcement is available on the group's website – www.nedbankgroup.co.za – together with the following additional information:

- Detailed financial information in HTML and PDF formats.
- Financial results presentation to analysts.
- Link to a webcast of the presentation to analysts.

For further information kindly contact Nedbank Group Investor Relations by email at nedbankgroupir@nedbank.co.za

Sponsor in Namibia: Old Mutual Investment Services (Namibia) (Pty) Limited

Sponsors: Merrill Lynch South Africa (Pty) Limited, Nedbank Capital

END

Merrill Lynch
Global Markets & Investment Banking Group

NEDBANK CAPITAL